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                                                             PAGE 1 OF 5 PAGES
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. FIVE)*

                   INFORMATION STORAGE DEVICES INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
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                        (Title of Class of Securities)

                                   456753102
                   ----------------------------------------
                                (CUSIP Number)
                             Leslie J. Weiss, Esq.
                         Sugar, Friedberg & Felsenthal
                       30 N. LaSalle Street, Suite 2600
                            Chicago, Illinois 60602
                                Illinois 60015
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 1, 1998
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             PAGE 2 OF 5 PAGES

                                 SCHEDULE 13D
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CUSIP NO. 456753102
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Pax Clearing Company Limited Partnership
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ] (b) [ ]
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3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  New York
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 NUMBER OF               7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                              None
 OWNED BY                -------------------------------------------------------
   EACH                  8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                               None
                         -------------------------------------------------------
                         9.      SOLE DISPOSITIVE POWER

                                          None
                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER

                                          None
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  None
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):

                  [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  BD, PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                                             PAGE 3 OF 5 PAGES


CUSIP NO. 456753102


                                 SCHEDULE 13-D
                        HAWAIIAN AIRLINES, INCORPORATED



Item 1.           Security and issuer:

                  Information Storage Devices Incorporated
                  2045 Hamilton Avenue
                  San Jose, CA 95125
                  Common stock of Information Storage Devices Incorporated

Item 2.           Identity and Background:

                           Pax Clearing Company Limited Partnership, a New York limited partnership principal business: Clearing Firm

                           440 S. LaSalle Street
                           Suite 3100
                           Chicago, Illinois 60605

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Considerations:

                  The reporting person no longer owns any securities of the issuer.

Item 4.           Purpose of Transaction:

         The reporting person disposed of the securities of the issuer in connection with the withdrawal from the reporting person of a limited partner. The securities were transferred to the withdrawing limited partner.

         The reporting person does not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


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                                                             PAGE 4 OF 5 PAGES
                                 SCHEDULE 13D

CUSIP NO. 456753102

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the issuer;

          (e) Any other material change in the issuer's business or corporate structure;

          (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person does not own directly and/or beneficially any shares of the common stock of the issuer.

                  (b) The reporting person does not have the sole power to dispose or direct the disposition of any shares of stock of issuer.

                  (c) The reporting person no longer owns any securities of the issuer.


                  (d)      N/A

                  (e) The reporting person ceased to hold more than 5% of the common stock on January 1, 1998.

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer: N/A

Item 7.           Material to be Filed as Exhibits.  N/A




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CUSIP NO. 456753102                                      PAGE  5   OF  5  PAGES

                                 SCHEDULE 13D


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 /s/ Pax Clearing Company Limited Partnership
                                 ---------------------------------------------
                                 By:  WBB L.L.C., its general partner

                                          By: /s/ Jeffrey H. Wolfson
                                              -------------------------------
                                              Jeffrey H. Wolfson, Manager